Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Divi... ce		
Company:	U... an...	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Le... e) Exe... Sup... ...nd Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76)747 81 39
E-mail:			
Date:	24 October 2006	*No of sheets:*	1

Current report 58/2006

The Management Board of KGHM Polska Miedź S.A. announces that on 24 October 2006 the following persons were recalled by the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. from the Supervisory Board of the Company:

1. Antoni Dynowski
2. Maciej Kruk
3. Ryszard Wojnowski

Simulaneously on 24 October 2006 the following persons were appointed by the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. to the Supervisory Board of the Company:

1. Adam Łaganowski
2. Stanisław Andrzej Potycz
3. Jan Sulmicki
4. Jerzy Żyżyński

The Company will provide information on the newly-appointed Members of the Supervisory Board, as required by the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities, at a later date in the form of an individual current report.

Legal basis: § 5 section 1 point 21 and point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

WICEPREZES ZARZĄDU
Marek Fusiński

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76)747 81 39*
E-mail:			
Date:	24 October 2006	*No of sheets:*	*3*

Current report 57/2006

The Management Board of KGHM Polska Miedź S.A. hereby provides the contents of the resolutions passed by the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. which was held on 24 October 2006:

Resolution Nr 1/2006
regarding: election of the Chairman of the General Shareholders Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 sec. 3 of the Regulations of the General Shareholders Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, the following is resolved:
I. Andrzej Leganowicz is hereby elected as Chairman of the General Shareholders Meeting.
II. This resolution comes into force on the date it is taken.

Resolution Nr 2/2006
with the following wording:
The Extraordinary General Shareholders Meeting did not recognise the appeal of shareholders concerning recognition of the right to participate in the General Shareholders Meeting as a proxy Bank Handlowy w Warszawie S.A. representing 28 Investment Funds, and the proxy of PTE Commercial Union.

Resolution Nr 3/2006
regarding: acceptance of the agenda of the General Shareholders Meeting.

The General Shareholders Meeting resolves the following:
I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an

Exemption number: 82 4639

Extraordinary General Shareholders Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 29 September 2006, Nr 190/2006,item 11891.
II. This resolution comes into force on the date it is taken.

Resolution Nr 4/2006
regarding: recall from the Supervisory Board .

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:
I. Antoni Dynowski, Maciej Kruk and Ryszard Wojnowski are hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A.
II. This resolution comes into force on the date it is taken.

Resolution Nr 5/2006
regarding: appointment to the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:
I. Adam Łaganowski is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.
II. This resolution comes into force on the date it is taken.

Resolution Nr 6/2006
regarding: appointment to the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:
I. Stanisław Andrzej Potycz is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.
II. This resolution comes into force on the date it is taken.

Resolution Nr 7/2006
regarding: appointment to the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:
I. Jan Sulmicki is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.
II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 8/2006
regarding: appointment to the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:
I. Jerzy Żyżyński is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.
II. This resolution comes into force on the date it is taken.

Legal basis: § 39 section 1 point 5 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)



WICEPREZES ZARZĄDU

Marek Fusiński

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Fax:*	1 202 772 92 07
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	*17 October 2006*	*No of sheets:*	5

NI/428/2006

In accordance with §86 section 2 of the Decree of the Minister of Finance dated October 19, 2005 - Journal of Law No 209, item 1744, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Consolidated Report for the first half of 2006.

Herein, are presented only the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement. United States Securities and Exchange Commission will receive the complete hard copy of the Report for the first half of 2006 by express mail shortly.

Sincerely

WICEPREZES ZARZĄDU



Ireneusz Reszczyński

WICEPREZES ZARZĄDU



Marek Fusiński

(in '000 PLN unless otherwise indicated)

Exemption number 82 4639

Consolidated balance sheet

		At	
Assets	**Note**	**30 June 2006**	**31 December 2005**
Non-current assets			
Property, plant and equipment	7	5 624 768	5 555 928
Intangible assets	8	108 995	114 513
Investment property	9	28 265	28 250
Investments in associates	10	569 136	931 173
Deferred income tax assets	22	462 439	162 610
Available-for-sale financial assets	11	55 297	55 469
Other financial assets	12	31 310	20 003
Derivative financial instruments	13	59 865	20 548
Trade and other receivables	14	14 569	15 761
		6 954 644	**6 904 255**
Current assets			
Inventories	15	1 638 775	1 244 576
Trade and other receivables	14	2 025 842	875 815
Receivables due to current income tax		1 669	2 878
Derivative financial instruments	13	501 738	171 645
Cash and cash equivalents	16	2 624 984	1 841 981
		6 793 008	**4 136 895**
Assets classified as held for sale	**25**	**6 598**	**7 566**
TOTAL ASSETS		**13 754 250**	**11 048 716**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Company			
Share capital	17	2 000 000	2 000 000
Other reserves	18	(1 803 797)	(796 342)
Retained earnings		5 086 754	5 139 032
		5 282 957	**6 342 690**
Minority interests		**14 689**	**14 631**
TOTAL EQUITY		**5 297 646**	**6 357 321**
LIABILITIES			
Non-current liabilities			
Trade and other payables	20	12 194	13 847
Borrowings	21	154 267	63 388
Derivative financial instruments	13	21 270	210 298
Deferred income tax liabilities	22	20 376	16 566
Liabilities due to employee benefits	23	832 922	816 169
Provisions due to other liabilities and charges	24	436 155	410 397
		1 477 184	**1 530 665**
Current liabilities			
Trade and other payables	20	3 554 922	1 376 023
Borrowings	21	85 656	48 477
Current income tax liabilities		293 203	397 963
Derivative financial instruments	13	2 837 402	1 150 239
Liabilities due to employee benefits	23	68 444	68 646
Provisions for other liabilities and charges	24	139 793	119 382
		6 979 420	**3 160 730**
TOTAL LIABILITIES		**8 456 604**	**4 691 395**
TOTAL EQUITY AND LIABILITIES		**13 754 250**	**11 048 716**

(in '000 PLN unless otherwise indicated)

Exemption number 82 4639

Consolidated income statement

	Note	For the period from 1 January to 30 June 2006	For the period from 1 January to 30 June 2005
Sales	27	6 176 057	4 000 733
Cost of sales	28	(3 570 275)	(2 494 976)
Gross profit		**2 605 782**	**1 505 757**
Selling and marketing costs	28	(91 373)	(87 610)
Administrative expenses	28	(335 395)	(326 933)
Other operating income	30	115 718	141 055
Other operating costs	31	(63 568)	(45 623)
Operating profit		**2 231 164**	**1 186 646**
Financial costs - net	32	(13 285)	(54 714)
Share of profits/losses of associates accounted for using the equity method	33	99 841	103 873
Profit before income tax		**2 317 720**	**1 235 805**
Income tax expense	34	(369 628)	(230 992)
Profit for the period		**1 948 092**	**1 004 813**
attributable to:			
shareholders of the Parent Entity		1 947 722	1 004 249
minority interests		370	564
Earnings per share attributable to the shareholders of the Parent Entity during the period (PLN per share)	35		
– basic / diluted		9.74	5.02

(in '000 PLN unless otherwise indicated)

Exemption number 82 4639

Consolidated statement of changes in equity

	Attributable to shareholders of Company			Attributable to minority interests	Total equity
	Share capital	Other reserves	Retained earnings		
At 1 January 2005	7 413 573	201 550	(1 976 873)	17 701	5 655 951
Restatement of data at 1 January 2005 due to transition to IAS 32 and 39 (note 18)	-	10 293		-	10 293
At 1 January 2005 after restatement	7 413 573	211 843	(1 976 873)	17 701	5 666 244
Impact of cash flow hedging	-	(233 261)	-	-	(233 261)
Fair value gains on available for sale financial assets		38 598			38 598
Deferred income tax	-	34 578	-	-	34 578
Total net expenses recognised directly in equity	-	(160 085)	-	-	(160 085)
Profit for the period	-	-	1 004 249	564	1 004 813
Other changes	-	(17)	-		(17)
Total recognised income/expenses	-	(160 102)	1 004 249	564	844 711
Coverage of the effects of revaluation of share capital transferred to retained earnings (note nr 17)	(5 413 573)		5 413 573		
Dividends declared to payment (note nr 36)			(400 000)		(400 000)
At 30 June 2005	2 000 000	51 741	4 040 949	18 265	6 110 955
At 1 January 2006	2 000 000	(796 342)	5 139 032	14 631	6 357 321
Impact of cash flow hedging (note nr 13)	-	(1 240 335)	-	-	(1 240 335)
Losses due to changes of fair value of available for sale financial assets (note nr 11)	-	(37)	-	-	(37)
Deferred income tax (note nr 22)	-	232 917	-	-	232 917
Total net expenses recognised directly in equity	-	(1 007 455)	-	-	(1 007 455)
Profit for the period	-	-	1 947 722	370	1 948 092
Transactions with minority interest (note nr 19)	-	-	-	(312)	(312)
Total recognised income/ expenses	-	(1 007 455)	1 947 722	58	940 325
Dividends declared to payment (note nr 36)	-	-	(2 000 000)	-	(2 000 000)
At 30 June 2006	2 000 000	(1 803 797)	5 086 754	14 689	5 297 646

(in '000 PLN unless otherwise indicated)

Exemption number 82 4639

Consolidated cash flow statement

	Note	For the period from 1 January to 30 June 2006	For the period from 1 January to 30 June 2005
Cash flow from operating activities			
Cash generated from operating activities	37	1 621 211	1 150 931
Income tax paid		(536 280)	(382 999)
Net cash generated from operating activities		**1 084 931**	**767 932**
Cash flow from investing activities			
Purchase of intangible assets and property, plant and equipment		(422 211)	(456 863)
Proceeds from sale of intangible assets and property, plant and equipment	37	3 427	1 537
Purchase of investment property	9	(15)	(2)
Purchase of held to maturity financial assets		-	(21 576)
Proceeds from sale and realisation of held to maturity financial assets		-	22 180
Purchase of available-for-sale financial assets		-	(1 051)
Proceeds from sale of available-for-sale financial assets		396	33 360
Purchase of other financial assets		(11 305)	(19 031)
Proceeds from sale of other financial assets		-	4 499
Loans granted to unrelated entities		-	(1 100)
Loan repayments received from unrelated entities		-	165
Interest received		72	316
Dividends received		609	83 784
Other investment expenses		1 685	(229)
Net cash used in investing activities		**(427 342)**	**(354 011)**
Cash flow from financing activities			
Buyback of bonds and other debt securities		-	(1 400)
Proceeds from borrowings		149 552	20 478
Repayments of borrowings		(17 883)	(9 368)
Interest paid		(2 507)	(6 546)
Dividends paid to minority interest		-	(39)
Payments of liabilities due to financial leasing		(4 664)	(4 859)
Other financial expenses		(56)	(235)
Net cash generated from/(used in) financing activities		**124 442**	**(1 969)**
Total net cash flow		**782 031**	**411 952**
Cash and cash equivalents at beginning of the period	16	1 841 981	495 817
Exchange gains on cash and cash equivalents		972	2 045
Cash and cash equivalents at end of the period	**16**	**2 624 984**	**909 814**
including restricted cash and cash equivalents		2 364	2 142

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76)747 81 39*
E-mail:			
Date:	13 October 2006	*No of sheets:*	*1*

Current report 54/2006

The Management Board of KGHM Polska Miedź S.A. announces that on 12 October 2006 an application was submitted to the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration to initiate liquidation proceedings for the company Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o. (an indirect subsidiary of KGHM Polska Miedź S.A.). Wojciech Swakoń is the liquidator of the company.

This company was entered in the commercial register on 28 April 2005. Its registered share capital amounts to PLN 50 thousand and is divided into 500 shares. The company „Energetyka" sp. z o.o. owns 499 shares, while 1 share is held by a private individual. From the moment of its registration the company has not engaged in commercial activity – the company had been established to carry out tasks related to realisation of an investment project. All tasks relating to the increase of electricity generation capacity will be carried out and supervised directly by the company „Energetyka" sp. z o.o.

Legal basis: § 5 sec. 1 point 24 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

PREZES ZARZĄDU
Krzysztof Skóra

WICEPREZES ZARZĄDU
Stanisław Kot